SOC TELEMED, INC.

1768 Business Center Drive, Suite 100

Reston, Virginia 20190

December 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky

Re:	SOC Telemed, Inc. Registration Statement on Form S-3

File No. 333-261518

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SOC Telemed, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-3 to become effective on Tuesday, December 14, 2021, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Company hereby authorizes William L. Hughes of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to William L. Hughes of Orrick, Herrington & Sutcliffe LLP at (415) 773-5720.

Very truly yours,

SOC TELEMED, INC.

By: /s/ Eunice Kim
Name: Eunice Kim
Title: General Counsel and Corporate Secretary

cc:	Christopher M. Gallagher, SOC Telemed, Inc.
Peter M. Lamb, Orrick, Herrington & Sutcliffe LLP
William L. Hughes, Orrick, Herrington & Sutcliffe LLP